11016761

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8- 32650

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HOLLOWAY & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE MILL PLACE, SUITE 101
(No. and Street)

EASTON	MD	21601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAURICE F. WALLACE, CPA
(Name – *if individual, state last, first, middle name*)

111 N. WEST STREET, SUITE D	EASTON	MD	21601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, F. DAVID HOLLOWAY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HOLLOWAY & ASSOCIATES, INC., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

NOTARY PUBLIC BRENDA L. FORBES-BUTLER TALBOT CO., MD

BRENDA L. FORBES-BUTLER
Notary Public, State of Maryland
County of Talbot
My Commission Expires October 14, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Statement of Cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Maurice F. Wallace, CPA

111 N. West Street, Unit D
P.O. Box 1496
Easton, Maryland 21601
Phone: 410.822.9306
Fax: 410.822.9309

The Board of Directors
Holloway & Associates, Inc.
One Mill Place, Suite 101
Post Office Box 1559
Easton, Maryland 21601-1559

INDEPENDENT AUDITORS' REPORT

I have audited the accompanying statement of financial condition of Holloway & Associates, Inc. as of December 31, 2010, and the related statements of income, changes in stockholder's equity, the computation of net capital requirement and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

As described in Note 1, the accompanying financial statements, including the net capital computation, were prepared as required by the Securities and Exchange Commission.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Holloway & Associates, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Maurice F Wallace CPA

Easton, Maryland
February 25, 2011

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER [1] | N 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/10 [99]
SEC FILE NO. 8-32650 [98]
Consolidated [198]
Unconsolidated [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 11,932	200			$ 11,932	750
2. Receivables from brokers or dealers:						
A. Clearance account [3]		295				
B. Other		300	$	550		810
3. Receivable from non-customers	3,681	355	15,692	600	[7] 19,373	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities [4]		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost [2] $ ___ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ___ [150]						
B. Other securities $ ___ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ ___ [170]						
B. Other securities $ ___ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ___ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value			[6]	660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680	[8]	920
11. Other assets PREPAID EXPENSES		535	3,235	735	3,235	930
12. TOTAL ASSETS [5]	$ 15,613	540	$ 18,927	740	$ 34,540	940

OMIT PENNIES

SEE ACCOMPANYING NOTE AND AUDITORS' REPORT

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER as of 12/31/10

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255 ▼13	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other ▼10		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	6,252	1205		1385	6,252	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211 ▼12		1390 ▼14		1700
19. E. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders ▼9 $ [970]						
2. includes equity subordination (15c3-1(d)) of . . . $ [980]						
B. Securities borrowings, at market value from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ [1000]						
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 6,252	1230	$	1450	$ 6,252	1760

Ownership Equity

21. Sole Proprietorship		▼15 $		1770
22. Partnership (limited partners)	▼11 ($ [1020])			1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock 1,000 AUTHORIZED, ISSUED AND OUTSTANDING, NO PAR VALUE			1,000	1792
C. Additional paid-in capital			7,818	1793
D. Retained earnings			19,470	1794
E. Total			28,288	1795
F. Less capital stock in treasury		▼16 (	)	1796
24. TOTAL OWNERSHIP EQUITY		$	28,288	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$	34,540	1810

OMIT PENNIES

SEE ACCOMPANYING NOTES AND AUDITORS' REPORT

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER — as of 12/31/10

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	28,288	3480
2. Deduct ownership equity not allowable for Net Capital			19	( )	3490
3. Total ownership equity qualified for Net Capital				28,288	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$		3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17 $ 18,927	3540			
B. Secured demand note delinquency		3590			
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600			
D. Other deductions and/or charges		3610		(18,927)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions			20 $	9,361	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities	18	3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue Concentration		3650			
E. Other (List)		3736		( )	3740
10. Net Capital			$	9,361	3750

30

OMIT PENNIES

SEE ACCOMPANYING NOTES AND AUDITORS' REPORT

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER as of 12/31/10

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	417	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	4,361	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	22 $	3,361	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	6,252	3790
17. Add:						
A. Drafts for immediate credit	21 $		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	6,252	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	66.8%	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	0.00%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	23 $		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SEE ACCOMPANYING NOTES AND AUDITORS' REPORT

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HOLLOWAY & ASSOCIATES, INC.

For the period (MMDDYY) from 24 01/01/10 [3932] to 12/31/10 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$		3935
b. Commissions on listed option transactions	25		3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups	26		3955
5. Revenue from sale of investment company shares		342,175	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue INTEREST INCOME & TRAILS		181,750	3995
9. Total revenue	$	523,925	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers			324,267	4120
11. Other employee compensation and benefits			48,378	4115
12. Commissions paid to other broker-dealers				4140
13. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements	4070			
14. Regulatory fees and expenses				4195
15. Other expenses			112,592	4100
16. Total expenses		$	485,237	4200

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$	38,688	4210
18. Provision for Federal income taxes (for parent only)		28		4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of	4338			
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of	4239			
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items		$	38,688	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	7,408	4211

SEE ACCOMPANYING NOTES AND AUDITORS' REPORT

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HOLLOWAY & ASSOCIATES, INC.

For the period (MMDDYY) from 1/1/10 to 12/31/10

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 38,847	4240
A. Net income (loss)			38,688	4250
B. Additions (Includes non-conforming capital of	29 $	4262)		4260
C. Deductions (Includes non-conforming capital of	$ 49,247	4272)	49,247	4270
2. Balance, end of period (From item 1800)			$ 28,288	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30 $	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

SEE ACCOMPANYING NOTES AND AUDITORS' REPORT

HOLLOWAY & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash Received From Commissions		$ 511,797
Interest Received		46
Cash Paid to Suppliers and Employees		(475,314)
Cash Paid – Advances to Officer		(49,247)
NET CASH FROM OPERATING ACTIVITIES		$ (12,718)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase Fixed Asset		$ 0
NET CHANGE IN CASH		(12,718)
CASH AND EQUIVALENTS AT 12/31/09		24,650
CASH AND EQUIVALENTS AT 12/31/10		$ 11,932
Net Profit		38,688
Operating Activities:		
Distribution to Shareholder	(49,247)	
(Increase) Decrease in Assets:		
Accounts Receivable	(12,082)	
Prepaid Expenses	3,733	
Increase (Decrease) in Liabilities:		
Accounts Payable and Accrued Expenses	6,190	
TOTAL ADJUSTMENTS		(51,406)
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ (12,718)
Non-Cash Items:		
Distributions to Shareholder		$ 0
Supplemental Disclosures of Cash Flow Information:		
Cash Paid for Interest Expense		$ 0
Income Taxes Paid (See Notes to Financial Statements)		$ 0

HOLLOWAY & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2010

NOTE 1. FORM OF PRESENTATION

These financial statements are presented as the Annual Audited Report Form X-17A-5, Part IIA, as required by the Securities and Exchange Commission. This information is required of brokers and dealers. Holloway & Associates, Inc. holds membership in the Financial Industry Regulatory Authority (FINRA), and, as such, is also required to file an annual report with that authority.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies are as follows:

Property and Equipment

The major groups of equipment consist of:

Machinery and Equipment	$ 11,595
Furniture and Fixtures	5,298
	16,893
Less Accumulated Depreciation	16,893
TOTAL	$ 0

Depreciation

Depreciation is provided primarily on accelerated methods, including IRS Code Section 179 deductions, used for federal income tax purposes over the applicable life of the depreciable asset. All fixed assets have been fully depreciated. Depreciation expense for 2010 was zero.

Income Taxes

The Company has elected to have its income taxed under Subchapter S of the Internal Revenue Code, which provides that, in lieu of corporate income taxes, the shareholder is taxed on his proportionate share of the Company's taxable income. Therefore, a provision or liability for federal or state income taxes is not included in these financial statements. In addition, deferred income taxes have not been calculated.

Minimum Net Capital Requirement

Effective July 1, 1994, the Company must maintain minimum net capital of $5,000.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Management

The Company invests its working cash balances in interest bearing accounts whenever possible. Cash accounts are adequately covered by FDIC insurance at the end of the calendar year.

Risk Management

The Company carries commercial general, property, employee, and liability insurance coverage. Insurance needs and coverage are reviewed periodically.

NOTE 3. LEASE AGREEMENTS

The Company leases office space under a month to month operating lease. Office rental expense was $15,917 for the year ended December 31, 2010.

The minimum payment obligation under this lease for the next year is as follows:

2010	$ 15,917
TOTAL	$ 15,917

NOTE 4. RECEIVABLES

Receivables at December 31, 2010 consisted of:

Commissions Receivable	$ 19,373

NOTE 5. RELATED PARTIES

The 100% shareholder of the Company also operates an insurance business as a sole proprietorship. Secretarial services are provided to the Company from the sole proprietorship in exchange for the use of the office space. The Company and the sole proprietorship share auto and other expenses. Allocations for shared office expenses have been made between the Company and the sole proprietorship.

NOTE 6. 401(K) PROFIT SHARING PLAN

Holloway & Associates, Inc. adopted a 401(k) Profit Sharing Plan effective 1/1/2010. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all full-time employees of the Company who have one year of service and are twenty-one or older. It is subject to the provisions of the Employee Retiremend Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may elect to have compensation deferred by the maximum of pretax annual compensation as defined law (i.e., Code Sections 402(g) and 415). Participants may also make a separate election to defer up to 90% of any bonus. Participants are also eligible to make Catch-Up Contributions which will be taken into account in applying any matching contribution under the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company will make a Safe Harbor Nonelective Contribution to the account of each "eligible Participant' in an amount equal to 3% (may not be less than 3%) of the Employee's Compensation for the Plan Year.

Participant Accounts

Each participant's account is credited with the participant's contribution and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Company contributions are vested based on a Participant's Years of Service, specifically the 6 year graded vesting schedule, 0% vested for years 0-1, 20% vested for 2 years, 40% vested for 3 years, 60% vested for 4 years, 80% vested for 5 years and 100% vested for 6 years and over.

NOTE 6. 401(K) PROFIT SHARING PLAN – CONTINUED

Participant Loans

Participants are not eligible to borrow from the fund accounts.

Payment of benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or substantially equal installments. For termination of service due to other reasons, a participant may receive distributions as soon as administratively feasible following termination of employment not to exceed the vested interest in his or her account.

Profit Sharing Plan expense for the year ended December 31, 2010 was $34,988.00.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HOLLOWAY & ASSOCIATES, INC. as of 12/31/10

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1	X	4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 [4335]		4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31 [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32 [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33 [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34 [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35 [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
		Total $ 36	[4699]		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

SEE ACCOMPANYING NOTES AND AUDITORS' REPORT

SUPPLEMENTAL SCHEDULE I

HOLLOWAY & ASSOCIATES, INC.
RECONCILIATION OF AUDITED AND UNAUDITED COMPUTATION OF NET CAPITAL
YEAR ENDED DECEMBER 31, 2010

Net Capital Per Unaudited Focus Report as of 12/31/10	$ 11,965
Increase in Commissions Receivable	356
Increase in Prepaid Expenses	3,235
Decrese in Taxes Receivable	(274)
Increase in Profit Sharing Plan Payable	(2,488)
Increase in Non Allowable Assets	(3,433)
Net Capital Per Audited Focus Report as of 12/31/10	$ 9,361

SUPPLEMENTAL SCHEDULE II

HOLLOWAY & ASSOCIATES, INC.
RECONCILIATION OF AUDITED AND UNAUDITED STATEMENT OF CHANGES IN OWNERSHIP EQUITY
YEAR ENDED DECEMBER 31, 2010

Total Ownership Equity Per Unaudited Focus Report as of 12/31/10	$ 27,459
Increase in Commissions Receivable	356
Increase in Prepaid Expenses	3,235
Decrese in Taxes Receivable	(274)
Increase in Profit Sharing Plan Payable	(2,488)
Total Owners Equity Per Audited Focus Report as 12/31/10	$ 28,288

Maurice F. Wallace, CPA

111 N. West Street, Unit D
P.O. Box 1496
Easton, Maryland 21601
Phone: 410.822.9306
Fax: 410.822.9309

Board of Directors
Holloway & Associates, Inc.
One Mill Place, Suite 101
Post Office Box 1559
Easton, Maryland 21601-1559

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

In planning and performing myaudit of the financial statements of Holloway & Associates, Inc. for the year ended December 31, 2010, I considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Holloway & Associates, Inc., including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g): (1) making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c-3(e); (2) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) complying with the requirements for prompt payment for securities under section 8 of Regulations T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing the assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Maurice F Wallace CPA

Easton, Maryland
February 25, 2011

HOLLOWAY AND ASSOCIATES, INC.
YEAR ENDED DECEMBER 31, 2010

FILING INSTRUCTIONS
ANNUAL AUDIT - FOCUS REPORT

File ONE COPY of the complete audit report with the following two agencies:

FINRA / Financial Operations
9509 Key West Avenue, 5TH Floor
Rockville, Maryland 20850
Attention: Herani Dansamo

Securities and Exchange Commission
Philadelphia District Office
The Mellon Independence Center
701 Market Street
Philadelphia, Pennsylvania 19106-3322

File TWO COPIES of the complete audit report with the following agency:

Securities and Exchange Commission
Office of Investor Education and Assistance
100 F Street, N.E.
Washington, DC 20549

Due Date: March 1, 2011
Must be received at above offices by this date.

The Oath or Affirmation must be signed and dated by the President and Notarized.

CONTENTS

Maurice F. Wallace, CPA

Certified Public Accountants

HOLLOWAY & ASSOCIATES, INC.

ANNUAL AUDIT FOCUS REPORT

DECEMBER 31, 2010

111 N. West Street, Unit D
P.O. Box 1496
Easton, Maryland 21601

HOLLOWAY & ASSOCIATES, INC.

ANNUAL AUDIT FOCUS REPORT

YEAR ENDED DECEMBER 31, 2010